Mail Stop 4561

February 3, 2009

James F. Brooks
Chief Executive Officer
10 Main Street
Rochester, New Hampshire 03839

> **Re:** **BrandPartners Group, Inc.**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008, June 30, 2008, and**
> **September 30, 2008**
> **File No. 000-16530**

Dear Mr. Brooks:

We have reviewed your response letter dated January 13, 2009, and have the following additional comment.

Form 10-K

Form 10-Q/A for the quarters ended June 30, 2008 and September 30, 2008

Exhibit 32.1

1. We note that you have filed abbreviated amendments to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 to reflect the corrected 906 certifications. Please note when amending a periodic report to include corrected 906 certifications, a full amendment to your report is required that includes the entire periodic report as well as new 302 certifications. Please amend accordingly.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant